February 18, 2005

Mail Stop 0510

By U.S. Mail and facsimile to (202)393-5760

Mr. Yongjian Wang
Sinopec Beijing Yanhua Petrochemical Limited
No. 1 Beice, Yingfeng Erli
Yanshan, Fangshan District, Beijing 102500
PRC

Re:	Sinopec Beijing Yanhua Petrochemical Limited
	Schedule 13e-3 filed January 20, 2005
	File No. 005-79649


Dear Mr. Wang:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


SCHEDULE 13E-3 FILED JANUARY 20, 2005

Cover Page
1. Since Beijing Yanhua is a signatory on the Schedule 13E-3 and is engaged in this going private transaction, it should also be filed as a filing person on your amended Schedule 13E-3.

Shareholder Circular
2. Your Shareholder Circular should begin with a Summary Term Sheet on the first or second page. The Summary Term Sheet should set forth the principal terms of the transaction, not summarize the entire document. It should also be concise. Please revise. For further guidance, see Item 1001 of Regulation M-A, and review Section II.F.2.b. of SEC Release No. 33-7760. In addition, revise the structure of your Shareholder Circular so that the "Special Factors"
section is at the beginning, immediately following the Summary
Term
Sheet and table of contents.  Refer to Rule 13e-3(e)(1)(ii).

As a Beijing Yanhua H Shareholder, what do I receive for my
Beijing
Yanhua H Shares as a result of the Merger?, page 1
3. In this section, include disclosure about the "cancellation fee" of US$0.50 to be deducted from the Merger Consideration payable to ADS holders.

How will Beijing Yanhua H Shareholders and Beijing Yanhua ADS Holders receive the Merger Consideration?, page 3
4. The meaning of the term "Delist Date" as used here and defined in the Definitions section is unclear. For example, the definition of "Delisting Date" itself contains a defined term ("Conditions") and the definition of "Condition" is unclear. Please revise to clearly state approximately how long it will take for Beijing Yanhua H Shareholders and ADS Holders to receive the merger consideration. Provide approximate dates or date ranges, if possible.

Summary, page 4
5. Either in this section or elsewhere in the disclosure document, consider summarizing the capital structure of Beijing Yanhua, including a brief discussion of the different classes of stock, the identities of their holders (if affiliates) and how each class of stock will be treated in the merger.
6. Please analyze whether the following entities should be included as filers on the Schedule 13E-3: (i) CPC, which owns almost 70% of Sinopec Corp.; and (ii) Sinopec International, which owns part of an entity (Beijing Feitian) engaged in this transaction and organized solely for purposes of the merger. Your analysis should focus on the interrelationship between these entities and the named parties to the merger, and their respective roles in this transaction. With respect to CPC`s relationship with Sinopec, tell us how involved CPC is in the business operations of Sinopec generally and the decision to conduct this merger in particular.
7. The Summary section should address each filing person`s position as to the fairness of this transaction to unaffiliated shareholders of Beijing Yanhua. Please revise.

PRC Regulatory Approvals, page 9
8. Please provide an idea of the time frame by which you believe you will have received all necessary approvals.

Definitions, page 12
9. Please review this section generally to ensure that each definition is clear. See our comment above concerning the extensive use of defined terms in the definitions themselves. In addition, some of the definitions are not readily understandable as defined. See as an example only, "Beijing Yanhua Domestic Shares." In addition, why use two different defined terms ("Merger Consideration" and "Cancellation Price) to define the same thing? Please review and revise generally.

Selected Historical Financial Data, page 19
10. We note that you have provided summarized historical financial data for Beijing Yanhua for each of the three years ended December 31, 2003. Please revise this section to include the entirety of the disclosure requirements of Item 1010 of Regulation M-A, including, but not limited to income or loss from continuing operations before extraordinary items and cumulative effect of a change in accounting principle as required by Section 210.1-02(bb)(1)(ii) of Regulation S-
X; and net income per common share from continuing operations (basic and diluted, if applicable) and book value per share as of the date of the most recent balance sheet, as required by Items 1010(c)(3) and
(5), respectively.

Ratio of Earnings to Fixed Charges, page 20
11. Please provide the ratio of earnings to fixed charges for six months ended June 30, 2004. Refer to Items 1010(a)(3) and
1010(c)(4)
of Regulation M-A.

Special Factors Regarding the Merger, page 21
Background of the Merger
12. We note that you state that Beijing Feitian may also be
dissolved
following the completion of the Merger.  Please state your plans with
regard to this dissolution.  For example, when would you dissolve it
and under what conditions?
13. Each filing person must describe the alternative means
considered
and why the alternatives were rejected.  Please discuss what aspects
of the alternative of remaining public each filing party
considered
and what alternate means of effecting a going private transaction each considered.
14. In this respect, on page 21, discuss what "various factors" Sinopec considered in deciding to privatize Beijing Yanhua.
15. Please describe your use of the phrase "merger by absorption"
as
used to describe what Sinopec considered to be the most
appropriate
plan to complete the merger.
16. What were the strategic implications presented to the
management
of the company by the management of Sinopec at the December 3,
2004
meeting?
17. Please describe the process for selecting the members of the Independent Board Committee on December 4, 2004.
18. What was the methodology explained by CICC and Morgan Stanley to the Independent Financial Advisor at the December 14, 2004 and December 18, 2004 meetings?

19. Did CICC and Morgan Stanley present written materials to Sinopec
Corp.?  If so, please file these materials pursuant to Item
1016(c)
of Regulation M-A and describe them in considerable detail in the disclosure document.
20. Explain why, on December 19, 2004, the Independent Board Committee requested Sinopec to further increase the cancellation price from the range of HK $3.50-3.60 per share. How did the Committee determine that this price was insufficient? Did the Committee have a price range it suggested to Sinopec? What other terms and conditions were negotiated by the independent board committee? We note your disclosure on page 27, listing such negotiations as a factor considered by Sinopec and Beijing Feitian regarding the fairness of the merger.
21. Describe the further discussion on valuation held on December
21,
2004.
22. Please disclose the bases Madam Wang explained at the December 22, 2004 meeting for the proposed cancellation price increase to HK
$3.80 per share. What consideration was given to the capital markets, industry cycles, and interests of shareholders. Explain with more specificity, the meaning of these factors.
23. Explain why, at the December 28, 2004 meeting, the presentation did not include a comparison of the proposed Cancellation Price to a valuation of the shares based on a discounted cash flow analysis by the Independent Financial Advisor.
24. We note that at the December 29, 2004 meeting the board unanimously approved the merger. At some point prior to this approval did the independent board committee make any presentation to the company`s board? Did the independent board committee approve the merger?
25. Why, "after December 30, 2004," did the independent financial advisor provide "further advice" to the independent board committee?
What advice comparing the cancellation price to a valuation of the shares based on a discounted cash flow analysis by the independent advisor was given? Please state the date and nature of the advice and explain why such information was provided to the independent board committee at this time as opposed to prior to the December 29,
2004 board approval and prior to the approval of the merger by the independent board committee.
26. We note that an approval from SAFE is required for exchanging RMB into foreign currencies to pay the cancellation price and other fees incurred in connection with the merger. In a supplemental response, please tell us the status of such approval.
27. We note that you listed Bear Stearns Asia Limited as financial advisor to Beijing Yanhua on the cover page of your shareholder circular and state on page 23 that Beijing Yanhua appointed Bear Stearns Asia Limited as its financial advisor on December 23, 2004.
Yet, you do not discuss Bear Stearns` role as financial advisor in the body of your circular. Please disclose the scope of Bear Stearns
Asia`s engagement as financial advisor and provide the information required by Item 1015 of Regulation M-A for any reports, opinions or appraisals provided by Bear Stearns. Disclose whether or not Bear Stearns gave an opinion relating to the fairness of the merger to unaffiliated shareholders.
28. We also note a news article dated January 14, 2005 concerning an unsanctioned trade in ADSs of Beijing Yanhua concerning Bear Stearns
Asia. Please advise us supplementally of the details of this transaction.

Sinopec Corp.`s and Beijing Feitan`s Reasons for the Merger, page
25
29. Please disclose the reasons for the structure of the merger and for why you are undertaking the transaction at this time in your operating history. Please see Item 1013(c) of Regulation M-A. We note your disclosure on page 42 under "Reasons for the Structure of the Merger". Please also comply on page 36 at "Beijing Yanhua`s Reasons for the Merger."
30. Further, we note the discussion of consolidation and efficiency and the realization of potential synergies. To the extent possible, please quantify the benefits and detriments of the Rule 13e-3 transaction as required by Instruction 2 to Item 1013 of Regulation
M-A.

Position of Sinopec Corp. and Beijing Feitian Regarding the Fairness of the Merger, page 26
31. Please provide a discussion of the factors Sinopec and Feitian considered in determining fairness to explain the extent, if any, to which the fairness determination was based on the factors listed in
Instruction 2 to Item 1014 of Regulation M-A, including net book value, going concern value, and historical purchase prices, or indicate why any factor was not material to this transaction. If any of these factors were disregarded or not considered despite being material, please discuss the reasons why those factors were disregarded or not considered. If any of these factors indicated a higher value than the HK$3.80 per share to be paid to the unaffiliated shareholders, your discussion should address that difference and include a statement as to the basis for the belief that the transaction is fair despite the difference in value. See
Item 1014(b) of Regulation M-A and Questions 20 and 21 in Exchange Act Release No. 17719 (April 13, 1981).
32. Item 1014(a) of Regulation M-A requires a filing person on the
Schedule 13E-3 to state a belief as to the fairness of the proposed transaction to "unaffiliated security holders." Your disclosure in this section states that Sinopec and Feitian determined that the merger was fair to the "Independent Beijing Yanhua Shareholders," which is a different concept. Please revise throughout the disclosure materials to provide the finding as to non-affiliates as a distinct group, as required by Item 1014(a). Further, you should revise your fairness disclosure of the recommendation of the independent board committee on page 38 that contains the same language.
33. Disclose whether Sinopec and Feitian believe that the transaction is procedurally fair to unaffiliated stockholders given the absence of the procedural safeguards described in Item 1014(d) of Regulation
M-A. Please provide the same disclosure for the company`s board and independent board committee, on page 38.
34. Did Sinopec and Feitian consider any factors that weighed against the fairness of this proposed merger? If so, please revise to describe.

Comparable Company Analysis, page 32
35. Expand to explain why these companies were chosen as comparable to the company, and why they were apparently the best choices for purposes of this analysis. What are the "certain characteristics" these companies share?

Precedent Transaction Analysis, page 33
36. We note your precedent transaction analysis, but you do not explain how this merger compares to these transactions. For example, we note that the median is a premium of 23.2% to the closing price of the last full trading day prior to announcement. In this merger the premium to the closing price of the last full day of trading prior to the announcement is 10.9%. This factor indicates a higher value than the HK$3.80 per share to be paid to the unaffiliated shareholders. Your discussion should address that difference and include a statement as to the basis for the belief that the transaction is fair despite the difference in value.

Discounted Cash Flow Analysis, page 35
37. We note the reference to projections and financial forecasts provided to the fairness advisors for use in valuing the shares. These projections should be disclosed. You should also describe the material assumptions underlying them.
38. See the last comment. Provide the same disclosure as to any projections or financial forecasts provided to Lehman Brothers.

Recommendation of the Beijing Yanhua Board, page 36
39. Item 1014(a) of Regulation M-A requires a filing person on the
Schedule 13E-3 to state a belief as to the fairness of the proposed transaction to "unaffiliated security holders." Your disclosure in this section states that the board determined that the merger was fair to the "Beijing Yanhua Shareholders," which is a different concept. Please revise throughout the disclosure materials to provide the finding as to non-affiliates as a distinct group, as required by
Item 1014(a).

Opinion of Independent Financial Advisor, page 38
Premium Analysis, page 40
40. We note Lehman`s premium analysis. Please disclose the "implied premia that the Cancellation Price represented over the time periods indicated above" and how they are comparable to the median premia paid of 23.7%, 26.4% and 26.4% over the same periods. What were the periods?

Comparable Company Analysis, page 41
41. Expand to explain why these companies were chosen as comparable to the company, and why they were apparently the best choices for purposes of this analysis. What are the certain characteristics these companies share?

Comparable Transaction Analysis, page 41
42. What was the enterprise value to the last twelve months EBITDA multiple? How does that compare to your enterprise value analysis?
What are the implied valuation multiples of the cancellation price that fall within the range of implied valuation multiples of the selected comparable transactions?
Dissenting Beijing Yanhua Shareholders, page 48
43. The disclosure concerning the rights of dissenting shareholders and how they may perfect such rights is vague and unclear. We understand that this may be due to a lack of relevant law or precedent. Have such rights been exercised with respect to other transactions? If so, please describe. You should also revise generally to provide additional details concerning this process and the impact on Beijing Yanhua, the filers and the non-dissenting shareholders.

Annex E
44. In the notes to your annual financial information for the two years ended December 31, 2003, please provide reconciliations of net income and shareholders` equity under IFRS to US GAAP, as we believe such information will enhance your disclosures. In addition, in the notes to your interim financial information for the six months ended
June 30, 2004, please provide narrative disclosures about differences between your accounting principles and US GAAP and please provide quantified disclosures of any material reconciling items not previously addressed in your annual reconciliations.


*	*	*

Closing Comments

      Please respond to these comments by filing an amendment to your filing and providing the supplemental information requested. Please provide us with a supplemental response that addresses each of our comments and notes the location of any corresponding revisions made in your filing. Please also note the location of any material changes made for reasons other than responding to our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses and amendment.

	To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filing, marked to indicate any changes.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons and their management are in possession of all facts relating to a filing person`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Dale Welcome, Staff Accountant, at (202)
942-
2871 or in his absence Anne McConnell, at (202) 942-1795 Senior
Staff
Accountant, if you have questions regarding comments on the
financial
statements and related matters. Please contact Lesli Sheppard, Senior Staff Attorney, or in her absence Celeste M. Murphy, in the Office of Mergers and Acquisitions, at (202) 942-2903, or me at
(202)
942-2864 with any other questions.



      			Sincerely,



      			Jennifer Hardy
						Legal Branch Chief


cc:	Jay Wasserman
	Skadden, Arps, Slate, Meagher & Flom LLP
	1440 New York Avenue, N.W.
      Washington, DC 20005






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Mr. Yongjian Wang
February 18, 2005
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